FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2011

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2011	2010	2011	2010

Revenues	$585,424	$530,418	$1,629,278	$1,434,181

Cost of revenues	381,215	332,008	1,037,648	890,130
Selling, general and administrative expenses	157,387	153,403	481,245	435,818
Depreciation	7,821	7,132	22,540	20,721
Amortization of intangible assets	4,961	4,510	15,668	14,519
Acquisition-related items (note 5)	1,574	1,131	2,948	(3,080)
Operating earnings	32,466	32,234	69,229	76,073

Interest expense, net	4,066	4,541	12,752	13,196
Other expense (income), net (note 6)	1,600	836	3,539	3,748
Earnings before income tax	26,800	26,857	52,938	59,129
Income tax (note 7)	13,026	12,491	29,522	23,452
Net earnings	13,774	14,366	23,416	35,677

Non-controlling interest share of earnings	2,113	3,828	5,666	12,100
Non-controlling interest redemption increment (note 10)	4,140	2,643	11,695	8,863
Net earnings attributable to Company	7,521	7,895	6,055	14,714
Preferred share dividends	2,460	2,525	7,511	7,576

Net earnings (loss) attributable to common shareholders	$5,061	$5,370	$(1,456)	$7,138

Net earnings (loss) per common share (note 11)

Basic	$0.17	$0.18	$(0.05)	$0.24

Diluted	$0.17	$0.18	$(0.05)	$0.24

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2011	December 31, 2010
Assets
Current Assets
Cash and cash equivalents	$77,684	$100,359
Restricted cash	4,488	4,337
Accounts receivable, net of allowance of $19,846 (December 31, 2010 - $18,752)	279,390	262,654
Income tax recoverable	5,402	7,211
Inventories	12,139	9,140
Prepaid expenses and other current assets	23,326	23,036
Deferred income tax	11,294	12,893
	413,723	419,630

Other receivables	8,556	8,452
Other assets	16,130	19,352
Fixed assets	88,659	86,134
Deferred income tax	27,655	22,922
Intangible assets	190,034	193,194
Goodwill	391,687	379,857
	722,721	709,911
	$1,136,444	$1,129,541

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$72,719	$72,263
Accrued liabilities	249,128	273,894
Income taxes payable	3,465	3,261
Unearned revenues	20,489	22,143
Long-term debt - current (note 8)	211,134	39,249
Deferred income tax	-	1,094
	556,935	411,904

Long-term debt - non-current (note 8)	100,043	201,491
Convertible debentures (note 8)	77,000	77,000
Contingent acquisition consideration	10,267	12,088
Other liabilities	23,515	20,277
Deferred income tax	38,252	33,175
	249,077	344,031
Non-controlling interests (note 10)	153,637	174,358

Shareholders' equity
Preferred shares (note 13)	140,561	144,307
Common shares	111,048	106,473
Contributed surplus	27,620	26,782
Deficit	(129,780)	(110,553)
Accumulated other comprehensive earnings	27,346	32,239
	176,795	199,248
	$1,136,444	$1,129,541

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2010	5,772,274	$144,307	30,318,274	$106,473	$26,782	$(110,553)	$32,239	$199,248
Comprehensive earnings:
Net earnings	-	-	-	-	-	23,416	-	23,416
Foreign currency translation adjustments	-	-	-	-	-	-	(5,153)	(5,153)
Less: amount attributable to NCI	-	-	-	-	-	-	260	260
Comprehensive earnings								18,523
NCI share of earnings	-	-	-	-	-	(5,666)	-	(5,666)
NCI redemption increment	-	-	-	-	-	(11,695)	-	(11,695)
Subsidiaries’ equity transactions	-	-	-	-	309	-	-	309

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,986	-	-	1,986
Stock options exercised	-	-	262,750	7,112	(1,922)	-	-	5,190
Tax benefit on options exercised	-	-	-	-	465	-	-	465
Purchased for cancellation	-	-	(639,770)	(2,537)	-	(17,771)	-	(20,308)
Preferred Shares:
Purchased for cancellation	(149,640)	(3,746)	-	-	-	-	-	(3,746)
Dividends (note 13)	-	-	-	-	-	(7,511)	-	(7,511)
Balance, September 30, 2011	5,622,634	$140,561	29,941,254	$111,048	$27,620	$(129,780)	$27,346	$176,795

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Cash provided by (used in)

Operating activities
Net earnings	$13,774	$14,366	$23,416	$35,677

Items not affecting cash:
Depreciation and amortization	12,782	11,642	38,208	35,240
Deferred income tax	1,163	(3,776)	(158)	(7,002)
Other	3,277	3,195	8,097	(1,298)

Changes in non-cash working capital:
Accounts receivable	11,771	(16,824)	(15,623)	(32,423)
Inventories	(41)	755	(3,000)	(550)
Prepaid expenses and other current assets	2,673	(1,059)	(997)	3,100
Payables and accruals	12,404	45,404	(26,794)	26,367
Unearned revenues	(9,844)	(9,356)	(1,653)	(347)
Other liabilities	(280)	(36)	1,156	1,663
Net cash provided by operating activities	47,679	44,311	22,652	60,427

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(12,191)	(9,132)	(22,064)	(13,595)
Purchases of fixed assets	(10,868)	(8,037)	(24,040)	(23,157)
Other investing activities	(319)	(771)	(793)	3,505
Net cash used in investing activities	(23,378)	(17,940)	(46,897)	(33,247)

Financing activities
Increase in long-term debt	51,075	2,846	173,928	48,037
Repayment of long-term debt	(31,581)	(19,828)	(103,491)	(54,614)
Purchases of non-controlling interests	(33,949)	(2,405)	(35,446)	(19,593)
Proceeds received on exercise of options	17	223	5,190	3,206
Incremental tax benefit on stock options exercised	2	-	465	60
Dividends paid to preferred shareholders	(2,460)	(2,525)	(7,511)	(7,576)
Distributions paid to non-controlling interests	(1,617)	(1,755)	(7,234)	(5,806)
Repurchases of subordinate voting shares	(3,862)	-	(20,308)	-
Repurchases of preferred shares	(3,746)	-	(3,746)	-
Other financing activities	(36)	-	(121)	-
Net cash (used in) provided by financing activities	(26,157)	(23,444)	1,726	(36,286)

Effect of exchange rate changes on cash	(2,064)	1,737	(156)	4,221

(Decrease) increase in cash and cash equivalents	(3,920)	4,664	(22,675)	(4,885)

Cash and cash equivalents, beginning of period	81,604	90,229	100,359	99,778

Cash and cash equivalents, end of period	$77,684	$94,893	$77,684	$94,893

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential Management, American Pool Enterprises and various regional brands within Residential Property Management; and Field Asset Services and several franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2011 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2011.  All such adjustments are of a normal recurring nature.  The results of operations for the three and nine month periods ended September 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.

During the second quarter of 2011, the Company identified an error related to the recognition of certain property management contract revenue in the CRE segment where it was determined, in consultation with clients, that a portion of the management fees previously recorded were not chargeable.  The Company assessed the materiality of this item on the earnings for the nine months ended September 30, 2011 and all other periods subsequent to those dates, in accordance with the SEC’s Staff Accounting Bulletin No. 99 (“SAB 99”), and concluded that this error was not material to any such periods.  In accordance with SEC’s Staff Accounting Bulletin No. 108 (“SAB 108”), the interim consolidated financial statements herein include the adjustment to correct the immaterial error and to reflect the corrected accounts receivable balance as of that date. This correction resulted in a reduction of accounts receivable of $3,300 and a decrease in revenues of $3,300.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – On January 1, 2011, the Company adopted a consensus of the Emerging Issues Task Force on multiple-deliverable revenue arrangements (ASU 2009-13).  This consensus provides amendments to the existing criteria for separating consideration in multiple-deliverable revenue arrangements, and is expected to result in more separation of revenue elements than under existing accounting guidance.  The consensus also requires enhanced disclosures of the nature and terms of an entity’s multiple-deliverable arrangements, significant estimates, timing of delivery or performance and the general timing of revenue recognition.  The adoption of this consensus did not have a material effect on the Company’s results of operations, financial position or disclosure.

Effective August 1, 2011, the Company adopted updated guidance for testing of goodwill impairment (ASU 2011-08).  This updated guidance simplifies the testing for goodwill impairment as it permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.  The adoption of this updated guidance did not have a material effect on the Company’s results of operations, financial position or disclosure.

In December 2010, the Financial Accounting Standards Board (“FASB”) issued an update to "Business Combinations, Disclosure of Supplementary Pro Forma Information for Business Combinations." (ASU 2010-29).  The update specifies that when a public company completes a business combination, the company should disclose revenue and earnings of the combined entity as though the business combination occurred as of the beginning of the comparable prior annual reporting period. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings. The requirements are effective for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this update did not have a material effect on the Company’s results of operations, financial position or disclosure.

In May 2011, the FASB issued an update to "Fair Value Measurement, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" (ASU 2011-04).  This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. The update changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011, with early adoption prohibited. The adoption of this update is currently being evaluated but is not expected to have a material effect on the Company’s results of operations, financial position or disclosure.

In June 2011, the FASB issued an update to "Comprehensive Income, Presentation of Comprehensive Income" (ASU 2011-05).  This update eliminates the option to report other comprehensive income and its components in the statement of shareholders’ equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted, and will require retrospective application for all periods presented.  The adoption of this update is expected to result in a change in disclosure of comprehensive income from the statement of shareholders’ equity to a single continuous statement of comprehensive earnings.

4.           ACQUISITIONS – During the nine months ended September 30, 2011, the Company completed five individually insignificant acquisitions.  The acquisitions included four Residential Property Management firms operating in North and South Carolina, Vancouver, Nevada and Toronto and a CRE service firm operating in California.  The acquisitions expand the Company’s geographic presence to new and existing markets.  The acquisition date fair value of consideration transferred was as follows: cash of $22,064 and contingent consideration of $2,787 (2010 - cash of $9,466, a note payable of $1,704 and contingent consideration of $8,615).  The consideration was allocated as follows: intangible assets $14,056; net tangible assets and liabilities $376; non-controlling interests $(6,413); and goodwill $16,832.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.  If the contingent consideration arrangement is tied to the ongoing employment of the vendor, then the consideration is recorded as compensation expense.

For acquisitions made after December 31, 2008, unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at September 30, 2011 was $16,273 (see note 9).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $16,200 to a maximum of $20,000.  During the nine months ended September 30, 2011, $121 was paid with reference to such contingent consideration (2010 - nil).  The contingencies will expire during the period extending to December 2013.

The compensation element is recorded on a straight line basis over the contingency period and as of September 30, 2011 totaled $3,356, and was recorded in “Other liabilities” on the balance sheet.  The estimated range of outcomes related to the compensation element is $9,400 to a maximum of $11,100.  The contingency related to the compensation element will expire in December 2013.

The contingent consideration on acquisitions completed before January 1, 2009 is recorded when the contingencies are resolved and the consideration is paid or becomes payable, at which time the Company records the fair value of the consideration paid or payable as additional costs of the acquired businesses.  The total contingent consideration recognized for the nine month period ended September 30, 2011 was $104 (2010 - $306).  Contingent consideration paid during the nine month period ended September 30, 2011 was $104 (2010 - $2,738) and the amount payable as at September 30, 2011 was nil (December 31, 2010 - nil).

5. ACQUISITION-RELATED ITEMS - Acquisition-related expense (income) is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010

Contingent consideration compensation expense	$697	$961	$1,946	$961
Contingent consideration fair value adjustments	507	108	307	144
Transaction costs	370	58	695	322
Resolution of acquisition-related liability	-	4	-	(4,507)
	$1,574	$1,131	$2,948	$(3,080)

The resolution of the acquisition-related liability was related to a potential sales tax liability of an acquired entity which became statute barred during the nine month period ended September 30, 2010.

6. OTHER EXPENSE (INCOME) - Other expense (income) is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010

Loss from equity method investments	$1,477	$910	$3,573	$3,800
Other	123	(74)	(34)	(52)
	$1,600	$836	$3,539	$3,748

7.           INCOME TAX – The provision for income tax for the nine months ended September 30, 2011 reflected an effective tax rate of 56% relative to the combined statutory rate of approximately 28%.  A valuation allowance recorded against deferred tax assets on net operating loss carry-forwards in the CRE segment related to the current period resulted in an increase to the effective tax rate.

During the three and nine months ended September 30, 2011, the Company recognized a valuation allowance against deferred income tax assets in the amount of $4,382 and $13,083, respectively (2010 - $6,792 and $13,262, respectively).  The total valuation allowance as of September 30, 2011 was $68,707 (December 31, 2010 - $55,624). The Company is in the process of reorganizing certain operations in the United States to improve administrative efficiency and achieve other benefits. The plan, if successfully implemented by the Company, would result in significant improvement in the Company’s estimate of future taxable income relating to these operations. Although the plan does not currently meet the required test under GAAP as there are significant contingencies that need to be resolved in order to implement the plan, it is reasonably possible that the valuation allowances relating to the US CRE operations of $58,794 will be reversed in the near term.

8.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $275,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s two outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” option with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company has issued and outstanding $77,000 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time on or after December 31, 2012.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

9.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2011:

		Fair value measurements at September 30, 2011

	Carrying value at
Asset/(liability)	September 30, 2011	Level 1	Level 2	Level 3

Interest rate swap	$408	$-	$408	$-
Contingent consideration	(16,273)	-	-	(16,273)

The fair value of the interest rate swap was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions made after December 31, 2008 are Level 3 inputs.  The fair value measurements were made using a discounted cash flows approach; significant model inputs were expected future operating cash flows and discount rates.  Changes in the fair value of the contingent consideration liability are comprised of the following:

2011

Balance, January 1	$13,312
Amounts recognized on acquisitions	2,787
Fair value adjustments	307
Payments to vendors	(121)
Foreign exchange	(12)
Balance, September 30	$16,273

Less: Current portion (included in "Accrued liabilities")	6,006
Non-current portion	$10,267

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	September 30, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$8,556	$8,556	$8,452	$8,452
Investment in Colliers International UK plc	5,346	4,492	8,993	12,677
Long-term debt	311,177	326,455	240,740	258,930
Convertible debentures	77,000	84,700	77,000	95,865

Other receivables include notes receivable from minority shareholders.  The investment in Colliers International UK plc is included under the balance sheet caption “Other assets”.

10.           NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

2011

Balance, January 1	$174,358
NCI share of earnings	5,666
NCI share of other comprehensive earnings	(260)
NCI redemption increment	11,695
Distributions paid to NCI	(7,234)
Purchases of interests from NCI, net	(37,001)
NCI recognized on business acquisitions	6,413
Balance, September 30	$153,637

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of September 30, 2011 was $137,712.  If all put or call options were settled with Subordinate Voting Shares as at September 30, 2011, approximately 4,600,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the Consolidated Statement of Earnings (Loss) as the NCI redemption increment.

11.           NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2011	2010	2011	2010

Basic shares	30,069	30,245	30,145	30,018
Assumed exercise of Company stock options	465	249	500	247
Diluted shares	30,534	30,494	30,645	30,265

12.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at September 30, 2011, there were 517,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 308,000 stock options granted during the nine months ended September 30, 2011 (2010 - 520,000).  Stock option activity for the nine months ended September 30, 2011 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	1,850,300	$19.03
Granted	308,000	30.78
Exercised	(262,750)	19.87
Shares issuable under options - End of period	1,895,550	$20.83	2.51	$11,952
Options exercisable - End of period	948,350	$20.67	1.66	$6,059

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2011 was $1,986 (2010 - $1,994).  As of September 30, 2011, there was $4,065 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years.  During the nine month period ended September 30, 2011, the fair value of options vested was $2,591 (2010 - $2,421).

Subsidiary stock option plan
The Company has stock option plans at its commercial real estate subsidiary entitling the holders to acquire up to a 14.9% interest in the subsidiary.  Grants under the subsidiary stock option plans are liability classified awards.  The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model.  The fair value of the liability related to these awards as at September 30, 2011 was nil (December 31, 2010 - nil) and the compensation expense recognized related to the awards for the nine months ended September 30, 2011 was nil (2010 – nil).

13.           PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period June 30, 2011 up to but excluding September 30, 2011, was paid on September 30, 2011.  Each Preferred Share has a stated amount of $25.00.  The Company may redeem each Preferred Share for $25.00 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.00.  Holders of the Preferred Shares have no redemption or conversion rights.

14.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.           SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in North America.  Property Services provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Three months ended September 30

2011
Revenues	$252,882	$208,727	$123,775	$40	$585,424
Operating earnings	1,294	16,988	16,590	(2,406)	32,466

2010
Revenues	$222,675	$181,579	$126,138	$26	$530,418
Operating earnings	943	16,984	19,715	(5,408)	32,234

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Nine months ended September 30

2011
Revenues	$694,212	$572,618	$362,326	$122	$1,629,278
Operating earnings	1,979	38,259	39,062	(10,071)	69,229

2010
Revenues	$593,903	$497,602	$342,569	$107	$1,434,181
Operating earnings	6,806	38,481	45,254	(14,468)	76,073

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2011
Revenues	$400,132	$83,706	$45,083	$56,503	$585,424
Total long-lived assets	465,306	97,510	53,077	54,487	670,380

2010
Revenues	$380,523	$60,763	$39,179	$49,953	$530,418
Total long-lived assets	471,542	54,061	47,614	40,735	613,952

	United States	Canada	Australia	Other	Consolidated

Nine months ended September 30

2011
Revenues	$1,130,765	$224,425	$121,797	$152,291	$1,629,278

2010
Revenues	$1,033,976	$170,872	$104,712	$124,621	$1,434,181

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011
(in US dollars)
November 2, 2011

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2011 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2010. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2011 and up to and including November 2, 2011.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Two of our three service lines reported solid internal revenue growth for the third quarter of 2011, amid a continuing backdrop of challenging market conditions in the US residential real estate and consumer sectors, economic crises in Europe, and an uneven global economic recovery. During the first three quarters of the year, we completed five acquisitions, four of which were in the Residential Property Management segment. These acquisitions, combined with acquisitions made in the latter part of 2010, provided additional revenue growth.

During the second quarter, we completed a strategic review of our Property Services segment, which resulted in a decision to reorganize these operations, transitioning managerial oversight to the executive team at FirstService, which is expected to reduce costs and better align the segment for growth. In connection with this action, we acquired all of the outstanding non-controlling interests in the parent entity of the Property Services segment in July 2011 at a cost of $29.9 million.

We are the largest member of Colliers International, a global commercial real estate services organization operating under a common brand. In January 2010, the members of Colliers International voted to align the governance structure of the organization with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. Gaining control over the brand was a significant strategic step that is expected to result in a more consistent brand identity around the world and in our clients receiving more consistent service delivery across markets.

Results of operations - three months ended September 30, 2011

Revenues for our third quarter were $585.4 million, 10% higher than the comparable prior year quarter.  Acquisitions contributed 4% to revenues, while the positive impact of foreign exchange relative to the US dollar increased revenues by 2%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 4%.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $47.6 million versus $45.7 million reported in the prior year quarter. Our Adjusted EBITDA margin was 8.1% of revenues versus 8.6% of revenues in the prior year quarter, primarily as a result of a reduction in earnings in our Property Services operations described below. The operating earnings for the quarter were $32.5 million, up slightly from $32.2 million in the prior year period. The operating earnings margin was 5.5% versus 6.1% in the prior year quarter.

Depreciation and amortization expense totalled $12.8 million for the quarter relative to $11.6 million for the prior year quarter, primarily on account of incremental depreciation and amortization from recent acquisitions.

Net interest expense was $4.1 million versus $4.5 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 4.6%, down from 5.9% in the prior year quarter due to ongoing repayments of fixed-rate Senior Notes which reduces our average interest rate.

The consolidated income tax rate for the quarter was 49%, relative to 47% of income before income tax and non-controlling interest in the prior year quarter. The current period rate, as well as the prior period rate, were impacted by valuation allowances with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below). The increase in tax rate was attributable to taxable foreign exchange gains on indebtedness.

Net earnings for the quarter were $13.8 million, versus $14.4 million in the prior year quarter.  The decrease was primarily attributable to the higher tax rate.

Our Commercial Real Estate segment generated $252.9 million of revenues during the third quarter, an increase of 14%, which included a 6% increase related to foreign currency exchange rate fluctuations relative to the US dollar and a 2% increase related to recent acquisitions. Internal revenue growth measured in local currency was 6%, and was comprised primarily of increased capital markets brokerage and project management activity. Regionally, Americas internal revenues were up 9% (6% on a local currency basis), Asia Pacific internal revenues were up 11% (flat on a local currency basis) and Europe internal revenues were up 41% (32% on a local currency basis). Third quarter Adjusted EBITDA was $9.0 million, versus $8.8 million in the year-ago period. Third quarter results were negatively impacted by balance sheet-related foreign exchange translation losses due to a sudden appreciation in the US dollar at the end of the quarter. Results in the prior year period were unfavorably impacted by $2.0 million of rebranding costs.

The Residential Property Management segment reported revenues of $208.7 million for the third quarter, up 15% versus the prior year quarter. Excluding the impact of recently completed acquisitions, internal revenues were up 7% as a result of strong client retention and new client wins. Adjusted EBITDA was $20.9 million, up 7% relative to $19.4 million in the prior year quarter. Consistent with the second quarter, profitability was impacted by pricing pressure on contract renewals in our core property management operations, where securing price increases has been challenging given the current economic environment.

Third quarter Property Services revenues were $123.8 million, down 2% relative to the prior year period, primarily due to a temporary reduction in the flow of new properties coming under service in our property preservation and distressed asset management contractor networks operations. Adjusted EBITDA for the quarter was $19.6 million versus $22.2 million in the prior year period.  The decline was the result of increases in the scope of client engagements combined with competitive pricing pressure at our contractor networks operations, partially offset by reduced administrative costs resulting from the strategic review and reorganization of the segment completed in the second quarter.

Corporate costs were $2.3 million for the quarter, relative to $5.4 million in the prior year period.  The current period’s results were impacted by a reduction in performance-based compensation accruals.

Results of operations - nine months ended September 30, 2011

Revenues for the nine months ended September 30, 2011 were $1.63 billion, 14% higher than the comparable prior year period. Acquisitions contributed 5% to revenues, while the positive impact of foreign exchange relative to the US dollar increased revenues by 2%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 7%.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $117.1 million versus $110.3 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 7.2% of revenues versus 7.7% of revenues in the prior year period, primarily due to margin declines in each segment as discussed below. Operating earnings for the period were $69.2 million, down from $76.1 million in the prior year period, which was primarily attributable to $4.7 million in reorganization costs in the Property Services segment. Our operating earnings margin was 4.2% versus 5.3% in the prior year period.

We recorded depreciation and amortization expense of $38.2 million for the nine month period, including incremental depreciation and amortization related to recent acquisitions as well as $0.8 million of accelerated amortization in our Property Services segment, relative to $35.2 million for the prior year period.

Net interest expense was $12.8 million, down from $13.2 million recorded in the prior year period.  The average interest rate on debt during the period was 4.9%, down from 5.8% in the prior year period as a result of continuing repayments of higher cost fixed-rate debt. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $310.5 million versus $214.5 million a year ago.

Our consolidated income tax rate was 56%, versus 40% of the income before income tax and non-controlling interest in the prior year to date period. The current period’s rate was impacted by a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below). The tax rate in the prior year period was affected by a valuation allowance, partially offset by: (i) the resolution of uncertain tax positions initially recognized on the acquisition of a business and (ii) a gain on settlement of a contingent liability initially recognized on the acquisition of a business, which amounted to $4.5 million and was not taxable.

Net earnings for the nine month period were $23.4 million, versus $35.7 million in the prior year period.  The change was primarily attributable to $4.7 million in reorganization costs in the Property Services segment in the current period as well as a $4.5 million gain on the resolution of uncertain tax positions initially recognized on the acquisition of a business in the prior period.

The Commercial Real Estate segment reported revenues of $694.2 million during the nine months ended September 30, 2011, an increase of 17% relative to the prior year period. Of the revenue growth, 6% was attributable to favorable changes in foreign exchange rates, 4% was attributable to recent acquisitions, and 7% was attributable to internal growth. Internal growth was comprised primarily of increased brokerage activity (both capital markets and leasing) and project management. Regionally, Americas internal revenues were up 9% (6% on a local currency basis), Asia Pacific internal revenues were up 17% (6% on a local currency basis), and Europe revenues were up 30% (23% on a local currency basis). Adjusted EBITDA for the period was $22.7 million, flat relative to $22.7 million in the year-ago period. The decrease in margin in the current period was primarily related to a $3.3 million adjustment to property management revenues incurred in the second quarter in the Americas.

Our Residential Property Management segment reported revenues of $572.6 million for the nine month period, up 15% over the prior year period. After considering recently completed acquisitions, internal revenues were up 7%.  Adjusted EBITDA was $50.3 million relative to $47.6 million in the prior year period. Current year profitability was adversely affected by ongoing pricing pressure in our core property management operations.

For the nine month period, Property Services revenues were $362.3 million, an increase of 6% over the prior year period. The revenue increase was attributable primarily to the segment’s franchise operations. Adjusted EBITDA for the period was $52.0 million versus $52.3 million in the one year ago period, with the reduction primarily attributable to increased scope of work and pricing pressure in the segment’s contractor networks operations.

Corporate costs for the six month period were $9.8 million, relative to $14.4 million in the prior year period.  The current period’s results were impacted by lower performance-based compensation accruals.

Deferred income tax valuation allowance

We have incurred net operating losses for tax purposes in certain of our Commercial Real Estate operations during the past four years. The accounting impact of such losses is the recognition of deferred tax assets representing the future benefit of the tax loss carry-forwards. As a result of uncertainty surrounding the realization of the benefit of the tax loss carry-forwards, a valuation allowance was recognized against the deferred income tax assets.  During the nine months ended September 30, 2011, we recognized a valuation allowance, and corresponding additional income tax expense, in the amount of $13.1 million (2010 - $13.3 million). The total valuation allowance as of September 30, 2011 was $68.7 million (December 31, 2010 - $55.6 million). The most significant factor leading to the determination that a valuation allowance was necessary is historical losses and uncertainty in the near-term outlook for taxable income in our US and European CRE operations. The operating losses have a remaining statutory carry-forward period of 16 to 20 years.

We are in the process of reorganizing certain operations in the United States to improve administrative efficiency and achieve other benefits. The plan, if successfully implemented by the Company, would result in a significant improvement in our estimate of future taxable income relating to these operations. Although the plan currently does not meet the required test under GAAP as there are significant contingencies that need to be resolved in order to implement the plan, it is reasonably possible that the valuation allowances relating to our US CRE operations of $58.8 million will be reversed in the near term.

Strategic review and reorganization of Property Services operations

In late 2010, we were approached by certain parties interested in acquiring the franchise operations within the Property Services segment. As a result, we engaged financial advisors to investigate strategic alternatives, including a potential sale. After exploring the alternatives, we concluded it was not in the best interests of our shareholders to sell the franchise operations. One of the outcomes of the review was a transition of managerial oversight of the entire segment to the executive team at FirstService and the purchase of the balance of the non-controlling interests in the segment the Company did not already own in July 2011 for total consideration of $29.9 million. The transition resulted in the retirement of long-time Property Services CEO Steve Rogers. Mr. Rogers remains a director of FirstService.

The total cost of the strategic review and reorganization, including severance and advisory fees, was $4.7 million and was recorded during the nine months ended September 30, 2011. As a result, we expect to realize annual administrative cost savings of $2.5 million and a reduction in the non-controlling interest share of earnings, both items resulting in accretion to future earnings per share.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2011
Revenues	$478,382	$565,472	$585,424
Operating earnings	8,623	28,140	32,466
Net earnings (loss) per common share:
Basic	(0.33)	0.11	0.17
Diluted	(0.33)	0.11	0.17

YEAR ENDED DECEMBER 31, 2010
Revenues	$402,391	$501,372	$530,418	$552,090
Operating earnings	12,132	31,707	32,234	21,459
Net earnings (loss) per common share:
Basic	(0.02)	0.08	0.18	(0.12)
Diluted	(0.02)	0.08	0.18	(0.12)

YEAR ENDED DECEMBER 31, 2009
Revenues				$465,789
Operating earnings				18,882
Net earnings (loss) per common share:
Basic				(0.32)
Diluted				(0.32)

OTHER DATA
Adjusted EBITDA - 2011	$22,631	$46,812	$47,633
Adjusted EBITDA - 2010	20,066	44,578	45,668	$36,996
Adjusted EBITDA - 2009				35,954

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The CRE segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 25% of annual consolidated revenues.

The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of annual consolidated revenues.

Reconciliation of non-GAAP measures

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) reorganization charges. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets.  We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations.  We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry.  This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2011	2010	2011	2010

Net earnings	$13,774	$14,366	$23,416	$35,677
Income tax	13,026	12,491	29,522	23,452
Other expense (income)	1,600	836	3,539	3,748
Interest expense, net	4,066	4,541	12,752	13,196
Operating earnings	32,466	32,234	69,229	76,073
Depreciation and amortization	12,782	11,642	38,208	35,240
Acquisition-related items	1,574	1,131	2,948	(3,080)
Stock-based compensation expense	444	661	1,986	2,079
Reorganization charge	367	-	4,705	-
Adjusted EBITDA	$47,633	$45,668	$117,076	$110,312

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) reorganization charges and (vi) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2011	2010	2011	2010

Net earnings (loss) attributable to common shareholders	$5,061	$5,370	$(1,456)	$7,138
Non-controlling interest redemption increment	4,140	2,643	11,695	8,863
Acquisition-related items	1,574	1,131	2,948	(3,080)
Amortization of intangible assets	4,961	4,510	15,668	14,519
Stock-based compensation expense	444	661	1,986	2,079
Reorganization charge	367	-	4,705	-
Income tax on adjustments	(1,995)	(1,806)	(7,675)	(5,759)
Deferred income tax valuation allowance	4,443	6,792	13,448	13,262
Non-controlling interest on adjustments	(503)	(712)	(1,780)	411
Adjusted net earnings	$18,492	$18,589	$39,539	$37,433

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2011	2010	2011	2010

Diluted net earnings (loss) per common share	$0.17	$0.18	$(0.05)	$0.24
Non-controlling interest redemption increment	0.14	0.09	0.38	0.29
Acquisition-related items	0.05	0.03	0.10	(0.04)
Amortization of intangible assets, net of tax	0.10	0.09	0.31	0.29
Stock-based compensation expense, net of tax	0.01	0.01	0.04	0.04
Reorganization charge	0.01	-	0.10	-
Deferred income tax valuation allowance	0.13	0.21	0.41	0.41
Adjusted earnings per common share	$0.61	$0.61	$1.29	$1.23

We believe that the presentation of Adjusted EBITDA and adjusted earnings per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry.  We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company.  Adjusted EBITDA and Adjusted earnings per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2011 was $22.7 million, versus $60.4 million the prior year period. The decline in operating cash flow was attributable to increases in accounts receivable due to revenue growth, accompanied by a significant reduction in accrued liabilities that resulted from commission payments to brokers and payments of incentive compensation to employees, primarily in the first quarter. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

We purchased 639,770 Subordinate Voting Shares on the open market during the nine months ended September 30, 2011 at an average price of C$31.08 per share and 149,640 Preferred Shares at an average price of US$25.00, totalling $24.1 million. The purchased shares were cancelled.

For the nine months ended September 30, 2011, capital expenditures were $24.0 million. Significant purchases included information technology systems in the CRE segment. Based on our current operations, capital expenditures for the year ending December 31, 2011 are expected to be approximately $36.0 million.

During the nine months ended September 30, 2011, we acquired five businesses, four in the Residential Property Management segment and one in the Commercial Real Estate segment, at an initial cash cost of $22.1 million.

Net indebtedness as at September 30, 2011 was $310.5 million, versus $217.4 million at December 31, 2010. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness resulted primarily from investments in working capital, purchases of our shares on the open market, purchases of non-controlling interests and business acquisitions. We are in compliance with the covenants within our financing agreements as at September 30, 2011 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. On July 6, 2011, we amended our credit agreement to provide access to a $50.0 million accordion provision on the same terms and conditions as the original credit facility. We had $66.4 million of available un-drawn credit as of September 30, 2011. Our credit agreement will expire on September 7, 2012 and we fully expect to renew the credit agreement within the next six months.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $31.1 million as at September 30, 2011 ($37.5 million as at December 31, 2010) assuming all contingencies are satisfied and payment is due in full. On pre-January 1, 2009 acquisitions, the amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable and is recorded as additional costs of the acquired businesses. On post-December 31, 2008 acquisitions, the contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to December 2013. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of September 30, 2011 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2011:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$309,409	$210,117	$65,701	$33,591	$-
Convertible debentures	77,000	-	-	77,000	-
Capital lease obligations	1,768	1,017	716	35	-
Operating leases	249,823	59,085	89,163	46,046	55,529

Total contractual obligations	$638,000	$270,219	$155,580	$156,672	$55,529

At September 30, 2011, we had commercial commitments totaling $12.3 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 6.1%.

Non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2011	2010

Commercial Real Estate	$45,739	$43,086
Residential Property Management	68,031	66,017
Property Services	23,942	51,322
	$137,712	$160,425

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position. As at September 30, 2011, the NCI recorded on the balance sheet was $153.6 million. The purchase prices of the NCI may be satisfied in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 21 to the December 31, 2010 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.  These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.  Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee.  There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2010.

Recently adopted accounting standards

On January 1, 2011, we adopted a consensus of the Emerging Issues Task Force on multiple-deliverable revenue arrangements (ASU 2009-13).  This consensus provides amendments to the existing criteria for separating consideration in multiple-deliverable revenue arrangements, and is expected to result in more separation of revenue elements than under existing accounting guidance.  The consensus also requires enhanced disclosures of the nature and terms of an entity’s multiple-deliverable arrangements, significant estimates, timing of delivery or performance and the general timing of revenue recognition.  The adoption of this consensus did not have a material effect on our results of operations or financial position.

Effective August 1, 2011, the Company adopted updated guidance for testing of goodwill impairment (ASU 2011-08). This updated guidance simplifies the testing for goodwill impairment as it permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The adoption of this updated guidance did not have a material effect on the Company’s results of operations, financial position or disclosure.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”). In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we had one interest rate swap in place to exchange the fixed interest rate on $50.0 million of notional value on our Senior Notes for a floating rate.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding $77.0 million principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description Of The Securities Being Distributed” contained in the Company’s prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,615,560 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,622,634 Preferred Shares. In addition, as at the date hereof: (a) 1,895,550 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions. During the nine month period ended September 30, 2011, the Company repurchased 639,770 Subordinate Voting Shares and 149,640 Preferred Shares under its Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2011 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Defaults by governments on sovereign debts and related impacts, including foreign exchange volatility and interest rate volatility.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.